OMB Approval

                                                            OMB 3235-0145

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            KILLEARN PROPERTIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   494125 10 7
                                 (CUSIP Number)

     James H. Dahl, 1200 Riverplace Blvd., Ste 920, Jacksonville, FL 32207,
     (904) 393-9020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

   SEC 1746 (9-82)

                                       13D
    CUSIP NO. 494125 10 7                                Page 2 of 5 Pages



     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James H. Dahl

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]

                                                                     (b) [_]
         N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*
         N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING PURSUANT TO ITEMS 2(d)
         or 2(e)                                                          [_]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                             7   SOLE VOTING POWER
          NUMBER OF
            SHARES               -0-
         BENEFICIALLY
                             8   SHARED VOTING POWER
           OWNED BY
                                 -0-
             EACH
          REPORTING
                             9   SOLE DISPOSITIVE POWER
            PERSON
                                 -0-
             WITH
                            10   SHARED DISPOSITIVE POWER
                                 -0-

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         -0-%

    14   TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


   Item 1.   Security and Issuer.

        This amended Schedule 13D relates to the sale of 56,900 shares of common stock (the "Shares") of Killearn Properties, Inc. (the "Company"). The principal executive offices of the Company are located at 100 Eagle's Landing Way, Stockbridge, Georgia 30281.

   Item 2.   Identity and Background.

        (a)  This amended Schedule 13D is being filed by James H. Dahl.

        (b) Mr. Dahl's business address is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207.

        (c) Mr. Dahl's present principal occupation is President of James Dahl & Company, Inc., a private investment firm. The business address of James Dahl & Company, Inc. is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207.

        (d) During the last five years, Mr. Dahl has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Mr. Dahl has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Mr. Dahl is a United States citizen.

   Item 3.   Source and Amount of Funds or Other Consideration.

        Not applicable.

   Item 4.   Purpose of Transaction.

        The Shares that are the subject of this report were held by an investment partnership, Rock Creek Partners, Ltd., a Florida limited partnership (the "Partnership") of which Mr. Dahl is the Managing General Partner, and by Mr. Dahl and members of his family through various accounts over which Mr. Dahl may be deemed to have sole or shared voting and investment power (collectively and together with the Partnership, the "Accounts"). The Shares were acquired for, and sold for, investment purposes.

   Item 5.   Interest in Securities of the Issuer

        (a) and (b) Pursuant to Rule 13d-3, Mr. Dahl does not beneficially own any shares of common stock of the Company following the sale of 56,900 Shares described in Item 5(c) below.

        (c) On August 1, 1997, all 56,900 shares of Company common stock held by the Accounts were repurchased by the Company at a price of $4.625 per share. There have been no other transactions effected by Mr. Dahl in the Company's stock since the date of Mr. Dahl's most recent 13D filing.

        (d) The proceeds from the sale of the Shares will be paid to the Accounts. No other persons have the right to receive or the power to direct the receipt of the proceeds from the sale of the Shares.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not applicable.

   Item 7.   Material to be Filed as Exhibits.

        None.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ James H. Dahl
                                   James H. Dahl

   DATE:  August 11, 1997